Exhibit 99.1

Therapix Biosciences Signs LOI to Merge With Destiny Biosciences Global Corp. in a

Stock for Stock Transaction Valuing Therapix at US$48 Million

TEL AVIV, Israel, July 23, 2019 /PRNewswire/ -- Therapix Biosciences Ltd. (“Therapix” or “the Company”) (NASDAQ: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today the signing of a letter of intent (the “LOI”) for a proposed merger with Destiny Biosciences Global Corp. (“Destiny”). The transaction will create a combined company that focuses on Therapix’s proprietary IP and related technology, and assets pertaining to all clinical stage pharmaceutical applications and Destiny’s genomics-based breeding techniques and development capabilities.

The stock for stock transaction values Therapix at approximately US$48 million plus any cash on hand at the closing, and the combined company at about US$151 million. The terms of the LOI will be superseded by a definitive agreement, which the parties expect to execute during the third quarter of 2019, and which will be subject to certain closing conditions. Upon closing, current Therapix equity holders are expected to own approximately 32% of the combined company. Certain business terms of the LOI, including both companies’ valuation, are non-binding as the parties explore possible mutually beneficial transaction structures. The LOI contains a binding exclusivity clause that, for a period of 90 days, the parties will not solicit, participate in any negotiations or discussions with, or provide any information to, or accept or enter into any agreement or understanding with, any third parties in respect of any other transaction that may reduce the likelihood of success of the transaction between the parties, and will also cease any existing discussions or negotiations regarding such other transactions.

Combining the two companies creates a unique patented and valuable opportunity to create unique and very specific cannabis-based medicinal formulations literally from seed to sale, and the companies have already identified and commenced work in immediate areas of interest. The two companies have reinforcing product capabilities combining plant based synergetic cannabis based medicinal formulation development for further development of new products. Therapix and Destiny aim to achieve significant benefits and synergies through shared science and knowledge in genomics, tissue culture and research and clinical development capabilities, as well as cost synergies with combined marketing and overhead cost.

“This transaction makes a lot of sense coming on the back of the Company’s strategic decision to combine synthetic and phyto-cannabinoids in its products and clinical trials,” said Dr. Ascher Shmulewitz, interim CEO and Chairman of Therapix. “We believe this step can bring much needed scientific-based solutions faster to patients.”

About Destiny Biosciences Global Corp.

Destiny Bioscience Global Corp is a science-based cannabis genetics and tissue culture research and development company, based in Edmonton, Alberta, Canada, with a unique seed bank containing in excess of 700 rare heirloom and landrace strains of cannabis. Destiny combines high throughput genomics-based breeding techniques with organic cultivation techniques, to supply true-to-type certified pest and disease-free cannabis clones, and true cannabis-derived pharmaceutical-grade products. The new 254,000 square feet state-of-the-art ISO level 6 commercial tissue culture facility under construction, one of the largest of its kind in the world, will support large scale genome sequencing, pathway discovery research and biochemical profiling aimed at obtaining intellectual property rights for cannabinoid and terpene biosynthesis pathways for medicinal use including medicinal formulations for specific diseases conditions. More information is available at https://www.destiny.ca/, the content of which is not part of this press release.

About Therapix Biosciences

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Its focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and CannAmide™: THX-110 for the treatment of Tourette syndrome, for the treatment of obstructive sleep apnea, and for the treatment of pain; THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain. Please visit Therapix’s website for more information at www.therapixbio.com, the content of which is not part of this press release.

Forward-looking statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the details of the merger transaction, timing of entering into definitive agreements, if at all, and the potential of the combined company. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions.  Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including uncertainties regarding the parties’ ability to negotiate a definitive merger agreement, or if entered into, to meet its conditions to complete the merger, and those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 15, 2019 and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact

IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com